FOR IMMEDIATE RELEASE	TSX: SLW
May 10, 2017	NYSE: SLW

SILVER WHEATON ANNOUNCES ELECTION OF DIRECTORS
AND APPROVAL OF SPECIAL MATTERS INCLUDING CHANGE OF NAME TO WHEATON PRECIOUS METALS CORP.

Vancouver, British Columbia – Silver Wheaton Corp. ("Silver Wheaton" or the "Company") (TSX:SLW) (NYSE:SLW) announces that the nominees listed below were elected as directors of Silver Wheaton at the 2017 Annual and Special Meeting of Shareholders. Detailed results of the vote for directors of the Company held at the Annual and Special Meeting of Shareholders earlier today are shown below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
George L. Brack	231,917,476	98.55%	3,409,778	1.45%
John A. Brough	228,048,029	96.91%	7,279,225	3.09%
R. Peter Gillin	230,546,802	97.97%	4,780,452	2.03%
Chantal Gosselin	233,044,610	99.03%	2,282,644	0.97%
Douglas M. Holtby	232,648,392	98.86%	2,678,862	1.14%
Charles A. Jeannes	233,580,015	99.26%	1,747,239	0.74%
Eduardo Luna	226,364,782	96.19%	8,962,472	3.81%
Randy V.J. Smallwood	233,042,291	99.03%	2,284,963	0.97%

In addition, the following special matters were approved by shareholders at the 2017 Annual and Special Meeting of Shareholders:

•	the change of name of Silver Wheaton Corp. to Wheaton Precious Metals Corp. was carried with 98% of the votes cast in favour of such resolution; and
•	the non-binding advisory resolution accepting the Company's approach to executive compensation was carried with 94% of the votes cast in favour of such resolution.

Mr. Lawrence Bell, one of our directors, did not stand for election at the 2017 Annual and Special Meeting of Shareholders. "Larry has been an integral part of Silver Wheaton's growth since 2006. Over the years, he has provided valuable contributions and expertise. On behalf of the board of directors, I would like to thank Larry for his leadership and wish him the very best in retirement," said Doug Holtby, Chairman of Silver Wheaton.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com